EXHIBIT 99.1

Lombard Medical Appoints William J. Kullback as Chief Financial Officer

Irvine, Calif. and LONDON, Dec. 1, 2014 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on Endovascular Aneurysm Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced the appointment of veteran finance and medical technology executive William J. Kullback as chief financial officer (CFO).

"On behalf of the Lombard Medical team, I am very pleased to welcome Bill to the company," said Simon Hubbert, CEO. "With more than two decades of CFO and medical technology industry leadership experience, Bill brings extensive understanding of the U.S. public equity and debt capital markets to the company, having played key roles in a variety of significant corporate transactions. His strategic skills and expertise will be invaluable as we continue to build our global operations and deliver value to shareholders."

Mr. Kullback brings more than 30 years of broad corporate finance and accounting experience to Lombard Medical, including more than 20 years in chief financial officer roles ranging from large, publicly traded to privately held growth companies. His deep industry experience includes CFO positions at medical technology companies ActivStyle, Inc., Angeion Corporation, IntriCon Corporation and MedSource Technologies, Inc. Most recently, he served as partner, chief financial officer and chief compliance officer of Integris, LLC, a SEC-registered wealth management firm with more than $300 million in assets under management. Mr. Kullback received a B.A. in economics and English, as well as an MBA with a concentration in accounting, from the State University of New York at Buffalo.

Mr. Hubbert added, "I would also like to sincerely thank our exiting CFO Ian Ardill for his contributions to the company over the years. This change is a natural evolution for Lombard Medical as we made the transition to a U.S.-based publicly traded company earlier this year, a significant milestone for the company in which Ian played a key role. Ian has been a big part of the culture and value created at Lombard Medical and we wish him all the best in his future endeavours."

About Lombard Medical, Inc.

Lombard Medical, Inc. is a medical device company focused on device solutions for the $1.4 billion per annum abdominal aortic aneurysm repair market. The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomy, which is often present in advanced AAA disease. Lombard Medical, Inc. is based in Oxfordshire, England with US commercial headquarters in Irvine, CA and is registered in the Cayman Islands.

Further background on the Company can be found at www.lombardmedical.com.

FORWARD-LOOKING STATEMENTS

This announcement may contain forward-looking statements that reflect the Company's current expectations regarding future events, including the commercialization and additional regulatory clearances of the Company's products, the Company's liquidity and results of operations, as well as future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company's products by hospitals and other medical professionals and the risks, uncertainties and other factors described under the heading "Risk Factors" in the Company's prospectus filed with the Securities and Exchange Commission dated April 25, 2014. The Company undertakes no obligation to update these statements in the future.

CONTACT: For further information:

         Lombard Medical, Inc.
         Simon Hubbert, Chief Executive Officer
         Tel: +1 949 379 3750 / +44 (0)1235 750 800

         Pure Communications
         Matthew H Clawson
         Tel: +1 949 370 8500 / matt@purecommunicationsinc.com

         FTI Consulting (UK)
         Simon Conway, Victoria Foster Mitchell
         Tel: +44 (0)20 3727 1000